UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fifth Street Asset Management Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679P109

(CUSIP Number)

Bernard D. Berman 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31679P109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard D. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,029,268
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,029,268
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON* IN

Item 1.        Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Shares”), of Fifth Street Asset Management Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich CT 06830.

Item 2.        Identity and Background

This Schedule 13D is being filed by Bernard D. Berman, a citizen of the United States of America, and the president and chief compliance officer of the Issuer. Mr. Berman’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

During the last five years, Mr. Berman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Berman is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

On November 4, 2014, in connection with a reorganization (the “Reorganization”) undertaken by the Issuer in connection with the contemporaneous closing of its initial public offering (the “IPO”), the Issuer entered into an exchange agreement (the “Exchange Agreement”) with the then-active limited partners in Fifth Street Holdings L.P. (“FSH”) which included, among other persons, Mr. Berman (the “Holdings Limited Partners”). The Exchange Agreement granted each Holdings Limited Partner and certain permitted transferees the right to exchange up to 20% of the remaining vested limited partnership interests in FSH that such Holdings Limited Partner owned on or after the second anniversary of the closing of the IPO for Shares on a one-for-one basis, and to exchange an additional 20% of such remaining limited partnership interests for Shares on a one-for-one basis on or after each of the next four anniversaries of the closing of the IPO, subject to the vesting and minimum retained ownership requirements and transfer restrictions set forth in the limited partnership agreement of FSH and such Holdings Limited Partner’s contribution agreement, all subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. The Exchange Agreement further provides for acceleration of such exchange rights in connection with a “Change of Control Transaction” (as defined in the Exchange Agreement). In the Reorganization, certain of the Holdings Limited Partners, including Mr. Berman, also acquired shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Shares”), entitled to 5 votes per Class B share. Upon any exchange of partnership interests in FSH for Shares made directly or indirectly by Mr. Berman pursuant to the Exchange Agreement, an equal number of Class B Shares is automatically retired and cancelled.

On January 4, 2017, Mr. Berman directly and indirectly exchanged 533,153 limited partnership interests in FSH for an equal number of Shares, and an equal number of Class B Shares held directly or indirectly by Mr. Berman was cancelled. Immediately after such exchange, Mr. Berman directly and indirectly held 2,133,818 limited partnership interests in FSH and 2,132,616 Class B Shares. On June 30, 2017, Mr. Tannenbaum acquired an additional 19,075 limited partnership interests in FSH from a departed limited partner.

On September 26, 2017, the Issuer and the Holdings Limited Partners entered into a cutback agreement (the “Cutback Agreement”), effective September 26, 2017, pursuant to which the Holdings Limited Partners agreed to observe certain limitations on their rights to exchange limited partnership interests in FSH for Shares, if the Issuer’s Board of Directors or its audit committee determines that it is advisable, for tax purposes or other reasons, to limit the extent of such exchange. On September 26, 2017, the audit committee of the Issuer’s Board of Directors determined that the closing (the “Closing”) of the transactions contemplated by the Asset Purchase Agreement (as defined in Item 4) will constitute a “Change of Control Transaction” (as defined in the Exchange Agreement), and further, as permitted by the Cutback Agreement, determined to limit Mr. Berman’s exchange of limited partnership interests for shares in connection with the Closing, taking into account the exchange of any other limited partnership interests in FSH to be concurrently exchanged and tax projections prepared by the Issuer’s outside tax advisor. Mr. Berman expects to be permitted to exchange approximately 1,496,115 limited partnership units held directly or indirectly by him for an equal number of Class A Shares in connection with the Closing, although the actual permitted exchange is subject to determination by the Issuer’s Board of Directors or its audit committee as described above.

The foregoing descriptions of the Exchange Agreement and the Cutback Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable agreement (see Item 7).

Item 4.        Purpose of Transaction

Issuer IPO

The disclosure set forth in Item 3 concerning the IPO and the Reorganization is hereby incorporated into this Item 4.

Asset Purchase Agreement

On July 13, 2017, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Fifth Street Management L.P. (“FSM”), Oaktree Capital Management, L.P. (“Oaktree”), and FSH, which Asset Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, FSM will sell, convey, assign and transfer to Oaktree and Oaktree will purchase, acquire and accept from FSM all of FSM’s right, title and interest in specified business records with respect to FSM’s existing investment advisory agreements with each of Fifth Street Finance Corp. and Fifth Street Senior Rate Floating Corp. for a gross purchase price of $320 million in cash. The Asset Purchase Agreement is further described in the Current Report on Form 8-K filed by the Issuer with the SEC on July 14, 2017, and a copy of the Asset Purchase Agreement is filed as Exhibit 1.1 to such Current Report.

The Asset Purchase Agreement and the transactions contemplated thereby are subject to approval by the Issuer’s shareholders, as further described in Item 6, below. Mr. Berman intends to vote his Shares and his Class B Shares held as of the record date for the Special Meeting (as defined below) in favor of the Asset Purchase Agreement and the transactions contemplated thereby.

Second Amended and Restated Certificate of Incorporation

A Special Meeting of Stockholders (the “Special Meeting”) has been scheduled for October 13, 2017, for Issuer shareholders to consider proposals including the approval of the Asset Purchase Agreement and the transactions contemplated thereby, as well as the approval of the Second Amended and Restated Certificate of Incorporation of the Issuer, which will permit Issuer stockholders to act by written consent to take any action required or permitted to be taken by them at a meeting of Issuer stockholders. Mr. Berman intends to vote his Shares and his Class B Shares in favor of the Second Amended and Restated Certificate of Incorporation of the Issuer.

Other Plans and Proposals

Mr. Berman continuously evaluates the businesses and prospects of the Issuer, alternative investment opportunities and all other factors deemed relevant in determining whether securities of the Issuer will be acquired by Mr. Berman or by other accounts or funds associated with Mr. Berman or whether Mr. Berman or any such other accounts or funds will dispose of any Issuer securities held by any of them. At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, Mr. Berman may directly or indirectly buy or sell Issuer securities, in either the open market, in privately negotiated transactions or otherwise.

The disclosure set forth in Item 3 regarding the Cutback Agreement and in Item 6 under the captions “Voting Proxy in Favor of Asset Purchase Agreement and Other Matters,” “Registration Rights Agreement,” and “Issuer Equity Awards” is hereby incorporated into this Item 4. Except as otherwise disclosed in this Schedule 13D, Mr. Berman currently has no plans or proposals which would relate to or would result in any of the matters described In Items 4(a)-(j) of Schedule 13D; however, as part of his ongoing evaluation of the Issuer (and related businesses) and alternatives, Mr. Berman may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, including, without limitation, the Asset Purchase Agreement, may formulate a plan with respect to such matters, and from time to time, Mr. Berman may hold discussions with or make formal proposals to other members of management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.        Interest in Securities of the Issuer

(a) and (b)

As of the date of this filing, Mr. Berman directly and indirectly holds, and has sole voting and investment power over, 533,153 Shares, including 351,710 Shares held by him directly and 181,443 Shares held by the Bernard D. Berman 2012 Trust (of which Mr. Berman’s wife is a trustee). Additionally, Mr. Berman expects to be permitted to directly or indirectly exchange approximately 1,496,115 limited partnership units in FSH for an equal number of Shares in connection with the Closing, as further described in Item 3, and to have sole voting and investment power over any Shares so acquired. Mr. Berman directly or indirectly holds a total of 2,152,893 limited partnership units in FSH, but has excluded from his calculations of beneficial ownership herein any Shares that may be acquired upon exchange of such limited partnership units beyond the number he expects to be permitted to directly or indirectly acquire by making an exchange in connection with the Closing. Mr. Berman is also the trustee of the Tannenbaum Family 2012 Trust, which holds 762,023 Shares and 3,048,092 limited partnership units in FSH, but disclaims voting and investment power over and beneficial ownership of any Issuer securities held by the Tannenbaum Family 2012 Trust. Based on information contained in the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Form 14A filed by the Issuer on September 18, 2017 (the “Special Meeting Proxy Statement”), there were 15,649,686 Shares issued and outstanding on September 8, 2017, the record date for the Special Meeting. Based on that amount and presuming that Mr. Berman may directly or indirectly exchange 1,496,115 limited partnership units in FSH for an equal number of Shares within 60 days of the date hereof, as further described above and in Item 3, Mr. Berman is the beneficial owner of approximately 11.8% of the total issued and outstanding Shares as determined pursuant to Rule 13d-3(d)(1)(i) promulgated pursuant to the Securities Exchange Act of 1934.

(c)

Other than as described in Item 3, Mr. Berman has not effected any transactions in Shares during the past sixty days.

(d)-(e)

Not applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Exchange Agreement (in Item 3), the Asset Purchase Agreement (in Item 4) and the Cutback Agreement (in Item 3) is incorporated by reference into this Item 6.

Voting Proxy in Favor of Asset Purchase Agreement and Other Matters

Mr. Berman intends to submit a proxy to vote his Shares and Class B Shares at the Special Meeting in favor of (i) the proposal to approve the Asset Purchase Agreement (“Proposal 1”), (ii) the proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit proxies if there were insufficient votes at the time of the Special Meeting to approve Proposal 1 and (iii) the proposal to approve the Second Amended and Restated Certificate of Incorporation of the Issuer, which will permit Issuer stockholders, by written consent, to take any action required or permitted to be taken by them without a meeting of Issuer stockholders.

Registration Rights Agreement

In connection with the Reorganization, Mr. Berman entered into a Registration Rights Agreement, by and among the Issuer, FSH and the Covered Persons party thereto (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain persons (including Mr. Berman), their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register Shares issuable upon exchange of partnership interests in FSH for sale under the Securities Act of 1933. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by the Issuer on November 4, 2014. On January 5, 2017, the Issuer filed a shelf registration statement on Form S-3 (the “Registration Statement”) to register the sale of up to $100,000,000 of any combination of Shares, preferred stock, warrants, rights, purchase contracts, depositary shares and units, each as described in the Registration Statement, as well as up to 26,270,012 Shares to be sold by the selling stockholders identified in the Registration Statement, including up to 1,599,461 Shares that may be sold directly or indirectly by Mr. Berman. The Registration Statement was declared effective by the SEC on February 3, 2017.

Issuer Equity Awards

Mr. Berman holds vested Issuer options to purchase 384,631 Shares at a price of $18.70 per Share and 168,454 unvested Issuer restricted stock units, each of which is further described in the Special Meeting Proxy Statement. Mr. Berman is also party to that certain Employment Agreement (“Employment Agreement”) by and among Fifth Street Management LLC, FSC CT, Inc. and Bernard D. Berman, dated as of October 29, 2014, as amended by that certain letter agreement between Fifth Street Management LLC and Bernard D. Berman, dated as of October 31, 2016. Under his Employment Agreement, Mr. Berman will be entitled to accelerated vesting in certain circumstances, as further described in the Special Meeting Proxy Statement.

Item 7.         Materials to be Filed as Exhibits

10.1	Exchange Agreement, dated as of November 4, 2014, by and between the Fifth Street Asset Management Inc., Fifth Street Holdings L.P. and the limited partners of Fifth Street Holdings L.P. from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 4, 2014).
10.2	Registration Rights Agreement, by and among Fifth Street Asset Management, Fifth Street Holdings and the Covered Persons party thereto, dated as of November 4, 2014 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on November 4, 2014).
10.3	Employment Agreement by and among Fifth Street Management LLC, FSC CT, Inc. and Bernard D. Berman, dated as of October 29, 2014 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on November 4, 2014).
10.4	Bernard Berman – Amendment to Employment Agreement, dated as of October 31, 2016 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 21, 2016).
10.5	Cutback Agreement, dated as of September 26, 2017, between Fifth Street Asset Management Inc., Fifth Street Holdings L.P., and the limited partners of Fifth Street Holdings L.P. party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2017

By:	/s/ Bernard D. Berman
Name:	Bernard D. Berman